THOMPSON COBURN LLP

One US Bank Plaza

St. Louis, MO 63101

(314) 552-6295

April 23, 2008

VIA EDGAR CORRESPONDENCE

Linda Stirling, Esq.

Securities and Exchange Commission

Division of Investment Management

450 5th Street, NW, 5-6

Washington, DC 20549

Re: Unified Series Trust (SEC File Nos. 811-21237 and 333-100654)

Dear Linda:

We are responding to your comments regarding Post-Effective Amendment No. 109 to the Form N-1A registration statement of Unified Series Trust (the “Trust”) in respect of its new series, Symons Small Cap Institutional Fund (the “Fund”). Your comments and our responses are set forth below.

Prospectus

Comment: The selection criteria in the Principal Strategies section appears to be value-oriented; provide more details about the growth component of the adviser's "core" strategy.

Response: The Fund’s adviser has clarified its investment strategy in the “Principal Strategies” section as follows:

Principal Strategies

The Fund seeks to achieve its objective by investing in a diversified portfolio of small capitalization companies ~~that, in the opinion of the~~. The Fund’s investment adviser, Symons Capital Management, Inc., ~~are~~manages the Fund using a “core” investment strategy, pursuant to which the Fund will purchase small cap stocks trading on U.S. exchanges at what the adviser believes are attractive prices, and that appear to have strong potential for capital appreciation over the long-term~~.~~ . The adviser typically allocates the Fund’s investments among a broad cross-section of market sectors and industries, so long as small cap stocks with attractive valuations are available for purchase in these sectors and industries. The sectors and industries presenting the best opportunities for investment vary over time. As a result, the Fund’s investments may, at times, tilt towards growth stocks with an emphasis on capital appreciation and, at other times, tilt towards value stocks with an emphasis on preservation of capital.

Screening Process. Symons Capital Management utilizes market capitalization and daily trading volume screens to identify approximately 2,000 small cap stocks that are possible candidates for investment by the Fund.The Fund’s adviser defines “small cap” companies as those with market capitalizations of $2 billion or less at the time of purchase. In addition, the adviser looks for an average daily trading volume that demonstrates a level of liquidity that is acceptable to the adviser, generally at least $5 million average daily trading volume. The adviser then ~~reviews~~evaluates a number of additional factors~~, such as~~in order to initially reduce the universe to approximately 50-70 issuers that fit the adviser’s basic investment criteria. In connection with the “value” aspects of the core strategy, the adviser reviews factors such as a stock’s price to cash flowratio, price to earnings, and enterprise value to earnings before interest, taxes, depreciation, and amortization~~, to initially reduce the universe to approximately 50-70 issuers that fit the adviser’s basic investment criteria~~. With respect to the “growth” aspects of the adviser’s core strategy, the adviser reviews factors such as revenue growth, profit margins, price to earnings forecast, and life of product cycle. The adviser ~~also reviews data such as dividends paid, if any, and~~ may also review the company’s dividend paying history, if any, as well as itstrading history, including yearly highs and lows. In general, the adviser is looking for small cap companies with attractive valuations resulting from a combination of characteristics, such as revenue growth and profit margins, as well as special factors, such as strong balance sheets and barriers to entry by competitors.

Fundamental Analysis. The adviser performs a fundamental analysis of potential candidates to identify those small cap companies that the adviser believes present the best opportunities for investment by the Fund. ~~The~~Pursuant to the adviser ~~uses a “~~’s core~~”~~ investment strategy, ~~pursuant to which~~ the Fund ~~seeks to purchase stocks of~~  purchases small cap ~~companies~~ stocks of issuers that the adviser believes have sustainable business models, over the long-term, and that are trading at attractive prices. ~~As a result, the adviser’s core strategy combines both growth and value strategies.~~ The Fund typically holds a diversified portfolio of approximately 50 stocks~~. The adviser typically allocates the Fund’s investments~~ among a broad cross-section of market sectors and industries~~, so long as small cap stocks with attractive valuations are available for purchase in these sectors and industries~~. However, there may be times when the Fund may hold up to 25% of its assets in one particular market sector or industry at a given time.

Comment: Clarify whether the Fund’s principal strategy is to invest in undervalued securities, or whether this is merely one of the factors considered by the Fund’s adviser.

Response: The adviser has informed us that whether a security is undervalued is merely one of the factors that it will consider when evaluating investments for the Fund. The adviser has clarified this in the prospectus disclosure cited above.

Comment:Disclose that 60 days notice to shareholders is required in order to change the Fund's principal strategy of investing in small cap securities.

Response: As requested, we have added the underlined text below to the first paragraph under “General”:

General

The investment objective of the Fund may be changed without shareholder approval. The Fund’s policy of investing at least 80% of its assets in equity securities of small cap companies may only be changed upon 60 days’ notice to shareholders.

Comment: In the Appendix presenting the adviser's prior performance, (i) clarify that the composite was created at the same time as the initial accounts included in the composite (i.e., that no accounts existed prior to October 1, 2006), and (ii) state that the results presented represent all qualifying accounts( i.e., that the adviser  has not selected the best performing accounts to comprise the composite).

Response: To address your comment, we have clarified in the second paragraph of the Appendix that the Composite include all qualifying accounts managed since the inception of the related strategy, as follows:

The Symons Small Cap composite (the “Composite”) represents all fully discretionary advisory accounts with assets greater than $250,000 that are managed in accordance with the Symons Small Cap investment strategy. The Composite represents all qualifying accounts managed by the Fund’s adviser since the inception of its Symons Small Cap investment strategy on October 1, 2006.

Statement of Additional Information (“SAI”)

Comment: The table for other accounts managed by the Fund’s portfolio managers currently indicates that Mr. Colin Symons manages two pooled investment vehicles and no other registered investment companies, while the Prospectus provides that Mr. Symons manages two other mutual funds.  Please conform the disclosures.

Response: We have corrected the disclosures in this table of the SAI to indicate that Mr. Colin Symons manages two other mutual funds, not private funds:

Comment: State whether the Fund's distributor, who appears to be an affiliate, has adopted a code of ethics as required by Rule 17j-1 of the Investment Company Act.

Response: We refer your attention to the last paragraph in the section “Portfolio Transactions and Brokerage” of the SAI which provides as follows:

The Trust, the Adviser and the Fund’s Distributor as defined herein have each adopted a Code of Ethics pursuant to Rule 17j-1 of the 1940 Act, and the Adviser’s Code of Ethics also conforms to Rule 204A-1 under the Investment Advisers Act of 1940.

We trust that the revisions above are responsive to your comments. If you require additional changes, please call us and we will respond quickly. Enclosed as Exhibit A are the required Tandy representations.

We appreciate the Staff’s prompt review of the Fund’s filing. The Fund’s target effective date is Wednesday, April 30th, 2008. Enclosed is the executed acceleration request.

We appreciate your assistance.

Sincerely,

THOMPSON COBURN LLP

/s/ Dee Anne Sjögren

Exhibit A

Unified Series Trust

2960 N. Meridian Street

Indianapolis, Indiana 46208

In connection with Post-Effective Amendment No. 109 (“PEA 109”) to the registration statement on Form N-1A of Unified Series Trust (the “Trust”) in respect of the Form N-1A registration statement of Unified Series Trust (the “Trust”) in respect of its series, Symons Small Cap Institutional Fund (the “Fund”), the undersigned officer of the Trust, on behalf of the Fund, hereby states as follows:

1.	The Fund acknowledges that all disclosures in PEA 109 about the Fund are the responsibility of the Fund;

2.

The Fund acknowledges that, by declaring the PEA 109 effective, the Securities and Exchange Commission (“SEC”) does not relieve the Fund from its responsibility for the disclosures included therein; and

3.

The Trust and the Fund hereby represent and warrant that in the event the SEC takes action against it, neither the Trust nor the Fund will assert the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

Unified Series Trust

By:/s/ Heather Bonds

Heather Bonds, Secretary

UNIFIED SERIES TRUST

431 North Pennsylvania Street

Indianapolis, Indiana 46204

April 23, 2008

VIA EDGAR

Linda B. Stirling, Esq.

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

450 5th Street, NW, 5-6

Washington, DC 20549

Re: Unified Series Trust (SEC File Nos. 811-21237 and 333-100654)

Dear Ms. Stirling:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby requests the acceleration of the effective date of Post Effective Amendment #109 to Registration Statement of the above-reference investment company, in respect of the Symons Small Cap Institutional Fund, to Wednesday, April 30, 2008 or as soon thereafter as practicable.

Sincerely yours,

UNIFIED SERIES TRUST

By:	/s/ Heather Bonds
Heather Bonds, Secretary